Mail Stop 0308 							May 5, 2005

VIA U.S. MAIL AND FACSIMILE

Christopher J. Reed
President, CEO, CFO, and Chairman
Reed`s, Inc.
13000 South Spring Street
Los Angeles, California 90061

Re:	Reed`s, Inc.
      Registration Statement on Form SB-2
      File No. 333-120451
      Amended April 28, 2005

Dear Mr. Reed:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We note your response to our prior comment 1. It appears that Mr.
Sharma, who is both an affiliate of the issuer and a representative of the underwriter, and is involved in "marketing" of the offering, is engaged in the distribution of securities in this offering. Moreover, he is receiving a substantial portion of the commissions and fees you will pay Brookstreet. It is our view therefore that Mr.
Sharma is an "underwriter" within the meaning of Section 12(a)(11) of the Securities Act. Accordingly, please revise to state in the Plan of Distribution section that Mr. Sharma is an underwriter.
  Prospectus Front Cover Page
2. We note that you have added in this amendment several new artworks, which you have not provided the staff earlier for review.
It is not clear that the first artwork is on the front cover page of your prospectus. If that is so, it is not consistent with the requirements of Item 501 of Regulation S-B. Please remove any artwork or graphic material from the prospectus front cover page. In addition, please tell us whether you have used this particular prospectus for distribution purposes. We may have further comments.
Forward-Looking Statements, page 8
3. We note your response to our prior comment 2. As you are responsible for the accuracy and completeness of all contents of the registration statement, please delete the statement to the contrary in the last sentence of the last paragraph.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 18
4. We reviewed your response to comment 59 from our comment letter dated December 10, 2004. On page 18 of this filing you state that the increase in general and administrative expenses was primarily due, among other reasons, to increased transportation expenses due to the expansion of local direct distribution and increased depreciation expenses due to equipment being used for local distribution. Note 1(H) of the notes to the financial statements states that you classify shipping and handling costs, freight costs and costs associated with product distribution as costs of sales. Please supplementally explain this apparent inconsistency in income statement classification and revise your filing accordingly. We may have further comments.

Business, page 21
5. The artworks you have included in this section in this
amendment
for the first time comprise new disclosure.  Please refer on pages
24
and 51 to the drawings of a cauldron, which allude to the natural, kettle brewing process of your ginger drinks. As it seems unlikely that you make the ginger brews in your plant in exactly the depicted way, please delete the graphics or, alternatively, provide pictures of your actual brewing process. Please revise throughout the document as needed.
6. Please represent to us that you have permission from the Wall Street Journal to reprint the article you have added on page 28, or delete it.
7. In addition, in the same report, we note that Mr. Chris Reed made the claims that the public demand for crystallized ginger would be similar to that for oat-bran "10 years ago," and that you were "positioning (your)selves to be ready for it." Please provide us annotated third-party documentary evidence substantiating these claims, or remove the article from the prospectus. If you intend to retain this article, also explain whether all information contained in it is still valid given that two-and-a-half years have elapsed since the date of the report.

Plan of Distribution, page 47
8. Please disclose in this section all commissions and fees, fixed and contingent, that Mr. Sharma will receive in connection with this offering.

Financial Statements

Balance Sheet, page F-3
9. We note that you have recognized an asset for deferred stock offering costs of $219,955. Please tell us the specific nature and amount of each item capitalized as an expense of the offering. Deferred offering costs should include only direct, incremental costs of the offering and should exclude indirect costs such as management salaries and advertising expenses, which must be expensed as incurred. Please advise or revise, as necessary.

Statements of Operations, page F-4
10. We reviewed your response to prior comment 9. Based on review of your Form SB-2 filed on November 12, 2004 it appears that you had approximately $53,000 of packaging design costs capitalized as of December 31, 2003. It appears that you have recorded an expense in
2004 to write off your packaging design costs incurred in prior periods. Revise your filing to reflect the packaging design costs in the period they were incurred. We assume that this will require that most, or all, of the expense will be recorded in 2003 given that there does not appear to be significant activity in the packaging design costs account in 2004. Please apply the guidance in AU 561.06a of the AICPA professional standards and the reporting and disclosure requirements of APB 20 paragraphs 36 and 37 as it relates to your restatement for your audited financial statements. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditor`s report.


Notes to Financial Statements

Note 1. Operations and Summary of Significant Accounting Policies

Note 1(N). Advertising Costs, page F-11
11. We have reviewed your response to prior comment 4.  In
response
to our comments 63 and 64 of our comment letter dated December 10, 2004 you stated that you do not engage in providing promotional allowances described in EITF 01-09. In response to comment 15 of our comment letter dated March 15, 2005 you stated that you do not engage
in promotional allowance activity. In response to prior comment 8 you
indicate your "financial statements include a sales amount which is
net of sales incentives, as required by EITF 01-9."   In this
third
amendment you disclose your policy of accounting for certain sales incentives, including slotting fees is in accordance with EITF 01-09.
In addition, on page 15 you state that supermarkets can require more advertising monies to be spent and sometimes require slotting fees and that you work to keep these fees reasonable. Please supplementally explain the apparent inconsistencies between your disclosures and your responses. Tell us the amount of each type of sales incentive you offer for each period presented. To the extent that sales incentives are material please disclose in the Management`s Discussion and Analysis section the amounts of sales incentives classified in each financial statement line item.

Note 8. Stockholders` Equity, page F-17
12. You state that 55,500 shares were issued in connection with the conversion of debt. Your statement of changes in stockholders` equity states that 25,500 were issued. Please revise or advise.
13. We have reviewed your response to prior comment 3. Per APB Opinion No. 26 the difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains rather than being charged directly to retained earnings. APB Opinion No. 26 does apply to extinguishments of debt effected by the issuance of preferred stock. The reacquisition price of the extinguished debt is to be determined by the value of the preferred stock issued or the value of the debt--whichever is more clearly evident. Refer to FTB 80-1. Please supplementally explain with reference to authoritative guidance why you deem it appropriate not to recognize a loss on the extinguishment of debt in October 2004 considering that you extinguished $255,002 of debt and accrued interest through the issuance of 25,500 preferred shares which were fair valued at a total of $408,000, assuming $16.00 per preferred share. Please revise if necessary.




Note 13. Related Party Activity, page F-20
14. Based on your disclosure, it appears that the line of credit agreement between the Company and Mr. Sharma represents an investing activity consistent with paragraph 17a of SFAS 95. Please revise your statements of cash flows accordingly.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Staff Accountant, at (202)
551-
3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director




cc. Lawrence W. Horwitz, Esq.
Horwitz & Cron
Four Venture - Suite 390
Irvine, California 92618



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Reed's, Inc.
May 5, 2005
Page 1